Mail Stop 3628

                                                               February 8, 2021

    Kevin M. Payne
    President and Chief Executive Officer
    Southern California Edison Company
    2244 Walnut Grove Avenue (P.O. Box 800)
    Rosemead, California 91770

    William M. Petmecky, III
    President and Manager
    SCE Recovery Funding LLC
    2244 Walnut Grove Avenue (P.O. Box 5407)
    Rosemead, California 91770

            Re:    Southern California Edison Company
                   SCE Recovery Funding LLC
                   Amendment No. 2 to Registration Statement on Form SF-1 Filed February 4, 2021
                   File Nos. 333-249674 and 333-249674-01

    Dear Messrs. Payne and Petmecky:

          We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

    Registration Statement on Form SF-1

    Servicing Risks, page 23

        1. We note that your risk factors    [t]he COVID-19 pandemic may impact
SCE   s ability to
           collect and service the fixed recovery charges and might reduce scheduled payments on
           the bonds    and    [c]hanges to billing, collection and posting
practices might reduce the
 Kevin M. Payne
Southern California Edison Company
William M. Petmecky, III
SCE Recovery Funding LLC
February 8, 2021
Page 2

         value of your investment in the bonds    on pages 24 and 25,
respectively, caution that
         payments on the bonds may not be made due to the impact of the COVID-19 pandemic and/or changes to servicing practices. However, on page 35, you state that true-up
         adjustments    are intended to ensure the recovery of revenues
sufficient to retire the
         principal amount of the bonds in accordance with the expected sinking fund schedule, to pay all interest on the bonds when due, to pay fees and expenses of servicing the bonds and premiums, if any, associated with the bonds and to fund any required credit
         enhancement for the bonds    and that the servicer    may request an
interim true-up
         adjustment at any time for any reason to ensure timely payment of scheduled principal of and interest on the bonds and other required amounts and charges owing in connection
         with the bonds on the next payment date.    Please revise your
registration statement to
         clarify how COVID-19 relief and changes to servicing practices, as described in the risk factors, could impact the true-up adjustments.

      2. Please tell us what ongoing information you will provide to investors regarding changes to servicing practices that impact bond payments and the true-up adjustments including, but not necessarily limited to, reports on Form 10-D.

       Please contact Michelle Stasny at (202) 551-3674 or me at (202) 551-3262 with any other questions.

                                                             Sincerely,

                                                             /s/ Arthur C.
Sandel

                                                             Arthur C. Sandel
                                                             Special Counsel
                                                             Office of
Structured Finance


cc:      Kathleen Brennan de Jesus, Esq.
         Southern California Edison Company

         Eric Tashman, Esq.
         Norton Rose Fulbright